EXHIBIIT 99.3
                                                                   -------------



                                ARC ENERGY TRUST

                     INFORMATION CIRCULAR - PROXY STATEMENT

                FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
                      TO BE HELD ON THURSDAY, MAY 12, 2005

SOLICITATION OF PROXIES

         This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Energy Trust (the "Trust"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 12th day of May, 2005, at 3:30 p.m. (Calgary time) in the Belair Room at the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

         The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Trust Units and special voting units ("Special Voting Units"). A Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under an amended and restated voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, ARC Resources Ltd. ("ARC Resources"). The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

         Instruments of Proxy must be received by ADP Investor Communications, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on March 31, 2005 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

         The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF ARC RESOURCES. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR THE UNITHOLDER AND ON BEHALF OF THE UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF

MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF THE TRUST DO NOT HOLD TRUST UNITS IN THEIR OWN NAME. UNITHOLDERS WHO DO NOT HOLD THEIR TRUST UNITS IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

         Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP INVESTOR COMMUNICATIONS WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

         The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of ARC Resources as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

         A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of ARC Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

         A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

         THE SOLICITATION IS MADE ON BEHALF OF MANAGEMENT OF THE TRUST. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of ARC Resources, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

         The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

         IN THE ABSENCE OF SUCH SPECIFICATION, THE TRUST UNITS WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE TRUST ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE INSTRUMENT OF PROXY AND NOTICE OF ANNUAL AND SPECIAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE TRUST KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

         The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

         The Trust was formed pursuant to the provisions of the Trust Indenture dated May 7, 1996 and amended and restated as of May 16, 2003, between the Trustee and ARC Resources (the "Trust Indenture").

         The Trust is authorized to issue 650,000,000 Trust Units. As at March 22, 2005, approximately 186,623,254 Trust Units were issued and outstanding. The Trust is also entitled to issue Special Voting Units. As at March 22, 2005, one Special Voting Unit had been issued to the Exchangeable Shares Trustee. The Special Voting Unit is entitled to one vote for each issued and outstanding Exchangeable Share. As at March 22, 2005 there were 1,743,395 Exchangeable Shares issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

         When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

         To the best of the knowledge of the Trustee and the directors of ARC Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10 per cent of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

         The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 0.5 per cent (915,606 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 62.0 per cent (1,080,204 Exchangeable Shares convertible into 1,850,011 Trust Units using the effective exchange ratio in effect on March 22, 2005 of 1.71265). Based upon the exchange ratio of 1.71265 in effect on March 22, 2005, directors and officers of ARC Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 2,765,617 Trust Units or 1.5 per cent of the outstanding Trust Units and Exchangeable Shares of the Trust.

QUORUM FOR MEETING

         At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10 per cent of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

         All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting, except for the Trust Indenture Amendment Resolution which is a special resolution requiring approval of not less than 66 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

1.       Appointment of Trustee of the Trust

         The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on May 7, 1996.

2.       Election of Directors of ARC Resources

         The articles of ARC Resources provide for a minimum of three directors and a maximum of nine directors. There are currently eight directors and the Board of Directors of ARC Resources has determined to leave the number of directors at eight (8) members. Unitholders are entitled to elect all eight (8) of the members of the Board of Directors of ARC Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board of Directors of ARC Resources.

         The eight (8) nominees for election as directors of ARC Resources by Unitholders are as follows:

         Walter DeBoni
         John P. Dielwart
         John M. Beddome
         Frederic C. Coles
         Fred J. Dyment
         Michael M. Kanovsky
         John M. Stewart
         Mac H. Van Wielingen

         The names and municipalities of residence of the eight (8) persons nominated for election as directors of ARC Resources by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in ARC Resources, the period served as director and the principal occupation of each are as follows:

                                     NUMBER OF
                                    TRUST UNITS
                                   BENEFICIALLY
      NAME AND MUNICIPALITY          OWNED OR      OFFICES HELD AND TIME AS                  PRINCIPAL
          OF RESIDENCE             CONTROLLED(6)           DIRECTOR                          OCCUPATION
----------------------------     ---------------  ---------------------------  --------------------------------------
Walter DeBoni(1)(4)(5)                  78,900    Vice Chairman of the Board   Vice-President, Canada Frontier &
Calgary, Alberta, Canada                          and Director since           International Business of Husky
                                                  June 26, 1996                Energy Inc. (a public oil and gas
                                                                               company)

John P. Dielwart                       625,444(6) President and Chief          President and Chief Executive Officer
Calgary, Alberta, Canada                          Executive Officer and        of ARC Resources
                                                  Director since May 3, 1996

                                     NUMBER OF
                                    TRUST UNITS
                                   BENEFICIALLY
      NAME AND MUNICIPALITY          OWNED OR      OFFICES HELD AND TIME AS                  PRINCIPAL
          OF RESIDENCE             CONTROLLED(6)           DIRECTOR                          OCCUPATION
----------------------------     ---------------  ---------------------------  --------------------------------------
John M. Beddome(2)(4)                   56,000    Director since May 3, 1996   Independent Businessman
Calgary, Alberta, Canada

Frederic C. Coles(2)(3)(5)              64,480    Director since May 3, 1996   Independent Businessman
Calgary, Alberta, Canada

Fred J. Dyment(1)(2)                    32,187    Director since April 17,     Independent Businessman
Calgary, Alberta, Canada                          2003

Michael M. Kanovsky(1)(2)              100,106    Director since May 3, 1996   Independent Businessman
Victoria, British Columbia,
Canada

John M. Stewart(3)(4)(5)               256,008(6) Director since               Vice Chairman of ARC Financial
Calgary, Alberta, Canada                          February 11, 1998            Corporation (an investment management
                                                                               company)

Mac H. Van Wielingen(1)(3)(4)(7)     1,111,816(6) Director since May 3, 1996   Co-Chairman of ARC Financial
Calgary, Alberta, Canada                          and Chairman since May 6,    Corporation (an investment management
                                                  2003                         company)

Notes:
(1)      Member of Audit Committee.
(2)      Member of Reserve Audit Committee.
(3)      Member of Human Resources and Compensation Committee
(4)      Member of Board Governance Committee.
(5)      Member of the Health, Safety and Environment Committee.
(6) Messrs. Dielwart, Stewart and Van Wielingen beneficially own, directly or indirectly, or exercise control or direction over 241,151, 134,298 and 491,166 Exchangeable Shares, respectively, which are exchangeable into Trust Units as at March 22, 2005 at an exchange ratio of 1.71265, which are included in this number.
(7) Mr. Van Wielingen was a director of Gauntlet Energy Corporation which secured creditor protection pursuant to the COMPANIES CREDITORS ARRANGEMENT ACT on June 17, 2003 and was subsequently acquired by Ketch Resources Ltd. in December, 2003.

         The following comprises a brief description of the background of the directors of ARC Resources and includes reference to directorships of public companies held by such directors.

JOHN M. BEDDOME, B.Sc. Chem. Eng.: Mr. Beddome has been responsible for many significant projects in oil and gas exploration, production, transportation and processing during a career that included assignments as President of Dome Petroleum Ltd., Chairman of TransCanada Pipelines Ltd., CEO of Alberta Natural Gas Company Ltd. and other executive positions in the industry. Now an independent businessman and consultant, Mr. Beddome has served as a director of several major Canadian corporations. Mr. Beddome is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Beddome has been a Director of ARC Resources since 1996.

FRED C. COLES, B.Sc., P. Eng.: Mr. Coles is founder and President of Menehune Resources Ltd., having previously served as the Executive Chairman of Applied Terravision Systems Inc. to March 15, 2002. In his earlier career Mr. Coles worked as a reservoir engineer for a number of oil and gas companies, prior to undertaking the role of Chairman and President of an engineering consulting firm specializing in oil and gas. Mr. Coles also sits as a Director on the board of Cyries Energy Inc., Deep Resources Ltd., Progress

Energy Trust, Crew Energy Inc., Starpoint Energy Trust, Grand Petroleum Inc., Masters Energy Inc., High Point Resources Inc., and Mission Oil and Gas Inc. and is a member of the Association for Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Coles has been a Director of ARC Resources since 1996.

WALTER DEBONI, P.Eng., MBA: Mr. DeBoni currently holds the position of VP, Canada Frontier & International Business, for Husky Energy Inc. He has held numerous top executive posts in the oil and gas industry. Mr. DeBoni holds a B.A.Sc. Chem. Eng. From the University of British Columbia, an MBA degree with a major in Finance from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. He is a past Chairman of the Petroleum Society of CIM, a past Director of the Society of Petroleum Engineers and has been a Director of ARC Resources since 1996.

JOHN P. DIELWART, B.Sc., P.Eng.: Mr. Dielwart is President and CEO of ARC Resources Ltd. and has overall management responsibility for the Trust. Prior to joining ARC Resources in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada. He began his career working for five years with a major oil and natural gas company in Calgary. Mr. Dielwart is a recent Chairman of the board of governors for the Canadian Association of Petroleum Producers (CAPP). He holds a Bachelor of Science with Distinction (Civil Engineering) degree, University of Calgary. He has been a director of ARC Resources since 1996.

FRED DYMENT: Mr. Dyment has 29 years experience in the oil and gas business and is currently an independent businessman. His past business career included positions as President and CEO for Maxx Petroleum and President and CEO of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972 and is a member of the Alberta Institute of Chartered Accountants. Mr. Dyment currently sits as a Director on the Boards of Tesco Corporation, Transglobe Energy Corp. and ZCL Composites Inc. He has been a Director of ARC Resources since 2003.

MICHAEL M. KANOVSKY, B.Sc., P.Eng., MBA: Mr. Kanovsky graduated from Queen's University and the Ivey School of Business. Mr. Kanovsky's business career included the position of VP of Corporate Finance with a major Canadian investment dealer, director and officer of Northstar Energy Corporation, and a director and Chairman of PowerLink Corporation (electrical cogeneration). Mr. Kanovsky is a Director of Bonavista Energy Trust, Devon Energy Corporation, TransAlta Corporation and Pure Technologies Inc. He has been a Director of ARC Resources since 1996.

JOHN M. STEWART, B.Sc., MBA. Mr. Stewart is a founder and Vice-Chairman of ARC Financial Corporation where he holds senior executive responsibilities focused primarily within the area of private equity investment management. He holds a B.Sc. in Engineering from the University of Calgary and an MBA from the University of British Columbia. Prior to joining ARC Financial Corporation, he was a Director and Vice-President of a major national investment firm. His career and experience span over thirty years with a focus on oil and gas and finance. Mr. Stewart is a director of ProEx Energy Ltd. . Mr. Stewart has been a Director of ARC Resources since 1998.

MAC H. VAN WIELINGEN: Mr. Van Wielingen became chairman of ARC in 2003, prior to which he served as Vice-Chairman and Director of ARC Resources Ltd. since its formation in 1996. He is Co-Chairman and was a founder of ARC Financial Corporation in 1989. Previously Mr. Van Wielingen was a Senior Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. He has managed numerous significant corporate merger and acquisition transactions, capital raising projects and equity investments relating to the energy sector. Mr. Van Wielingen is a director of Western Oil Sands Inc. Mr. Van Wielingen holds an Honours Business Degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University. Mr. Van Wielingen has been a Director of ARC Resources since 1996.

3.       Trust Indenture Amendment Resolution

         Management presented to the Board of Directors of ARC Resources a number of proposed amendments to the Trust Indenture and after considering such amendments, the Board of Directors of ARC Resources determined to place before Unitholders a special resolution approving amendments to the Trust Indenture in the form set forth as Schedule "A" hereto (the "Trust Indenture Amendment Resolution"). For additional information relating to the provisions of the Trust Indenture, a copy of the Trust Indenture is available on SEDAR (WWW.SEDAR.COM). The principal matters to be considered are set forth below.

(a)      REDEMPTION OF TRUST UNITS

         As a result of new guidance issued in 2004 for generally accepted accounting principles in the United States ("U.S. GAAP") regarding the financial statement presentation of the Trust Units, which are subject to the redemption provisions pursuant to the Trust Indenture, management has reviewed the redemption provisions of the Trust Indenture and provided the Board of Directors with various recommendations for amendments to the Trust Indenture. The new guidance required that Trust Units be classified as a liability, at redemption value, rather than be classified as unitholder's equity, at book value, in U.S. GAAP financial statements in order to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital. Although similar guidance has been enacted in Canada, the Trust meets the criteria of such guidance to continue to reflect its Trust Units as unitholder's equity rather than as a liability.

         Accordingly, the Trust Indenture Amendment Resolution includes amendments to the definition of ARC Resources Notes and the other redemption provisions in order to provide additional flexibility to the Trust in meeting any redemption obligations. In order for the Trust to maintain its status as a "unit trust" and as a "mutual fund trust" as defined in the INCOME TAX ACT (Canada), Unitholders of the Trust may require the Trust to accept the surrender of Trust Units. The Trust Indenture currently provides that the redemption price is the lesser of 90 per cent of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 10 day trading period following the tender of the Trust Units for redemption, and the closing price of the Trust Units on the Toronto Stock Exchange on the date the Trust Units were tendered for redemption. The Trust Indenture also provides that monthly redemptions up to $100,000, subject to waiver by the Board of Directors, will be paid in cash and thereafter will be paid by the issuance of 6 per cent, subordinated, 15 year notes issuable by ARC Resources in an aggregate principal amount not exceeding $500 million (the "ARC Resources Notes").

         The Trust Indenture Amendment Resolution contains provisions which allow the Board of ARC Resources to provide for the payment of the redemption price with either ARC Resources Notes; or a pro rata portion of the assets of the Trust, net of any liabilities of the Trust; or a portion of some of the assets of the Trust which have a fair market value equal to the redemption price. The proposed revisions require payments other than cash to be made in the calendar quarter following the date of redemption as opposed to at the end of the following month. In addition, the amendments revise the interest rate payable from 6 per cent per annum to 4.5 per cent per annum and change the term of the ARC Resources Notes from 15 years to 20 years to accommodate prevailing market conditions and delete the provisions restricting the aggregate principal amount of the ARC Resources Notes to a maximum amount of $500,000,000.

         As with most other open-end funds like the Trust, it is anticipated that trading on the Toronto Stock Exchange and not the right of redemption would continue as the primary mechanism for Unitholders to dispose of their Trust Units.

         The proposed revisions are more particularly set forth in the Trust Indenture Amendment Resolution under the heading "Redemption of Trust Units" and are intended to provide the Board of ARC Resources with sufficient flexibility in the manner of paying the redemption price to take into account any future internal reorganization of the assets of the Trust, changing market conditions and compliance with any applicable regulatory and tax provisions.

(b)      NON-RESIDENT HOLDERS

         As a result of announcements by the Federal Government in 2004 in relation to the current legislation governing mutual fund trusts and foreign ownership, management has reviewed the provisions in the Trust Indenture relating to non-resident holders. Management believes that non-resident ownership is less than 30 per cent and have provided the Board of Directors with various recommendations for amendments to the Trust Indenture in respect of this matter.

         The Trust Indenture currently provides that the Trust will maintain its status as a unit trust and a mutual fund trust for the purposes of the Income Tax Act (Canada) and provides further that if at any time the Trust or ARC Resources becomes aware that the beneficial owners of 50 per cent or more of the Trust Units then outstanding are or may be non-residents, or that such a situation is imminent, that the Trust by or through ARC Resources on the Trust's behalf, shall take such action as may be necessary to ensure that the Trust maintains the status of a unit trust and a mutual fund trust.

         The Federal Government has now deferred implementation of foreign ownership restrictions based upon a 50 per cent foreign ownership threshold. The proposed revisions to the Trust Indenture eliminate the reference to the 50 per cent non-resident ownership threshold and instead provide the Trust or the Board of Directors of ARC Resources with the ability to take steps to ensure the maintenance of the Trust as a unit trust and a mutual fund trust for the purposes of the Income Tax Act (Canada), including imposing restrictions on the issuance or transfer of a Trust Unit to a non-resident person. The amended provisions are contained in the Trust Indenture Amendment Resolutions under the heading "Non-Resident Holdings".

(c)      OFFER FOR UNITS

         In conjunction with ongoing corporate governance reviews of the documentation relating to the Trust, management has proposed to the Board of Directors that the Trust Indenture be amended to provide a compulsory acquisition provision to assist offerors under take-over bids similar to those provided for in most corporation statutes in Canada. The provisions essentially provide that if an offeror makes an offer to acquire all outstanding Trust Units not otherwise owned by such offeror and such offer is accepted by Unitholders representing at least 90 per cent of such outstanding Trust Units within the time provided in the offer for its acceptance or within 45 days after the date the offer is made, then the offeror is entitled to acquire and those Unitholders who do not accept the offer are required to sell to the offeror, the Trust Units held by such non-accepting Unitholders for the same consideration per Trust Unit as was payable under the offer. As a result, dissenting unitholders who comprise less than 10 per cent of the outstanding Trust Units will not be able to frustrate an offeror who has acquired 90 per cent of the Trust Units of the Trust not otherwise owned by the offeror.

         The provisions relating to this matter are contained in the Trust Indenture Amendment Resolution under the heading "Offer for Units".

(d)      QUARTERLY REPORTING

         The Trust Indenture currently provides that unaudited quarterly financial statements will be mailed to registered unitholders. Recent amendments to securities legislation no longer require the Trust to send quarterly financial statements to registered holders. The Trust is required to ask holders annually if they wish to receive quarterly statements and allow holders to request them. Given broad access to quarterly financial information relating to the Trust on its website and through SEDAR (www.sedar.com), the Trust is proposing to amend the Trust Indenture to remove the obligation to mail quarterly financial statements and to have the applicable securities legislation, as may be in force from time to time, govern the sending of such quarterly statements. There is also currently an obligation in the Trust Indenture to mail updates to any forecasts provided by the Trust in an offering document. The Trust is also proposing to amend this requirement so that it will also be governed by applicable legislation in force from time to time.

         The amended provisions relating to these matters are contained in the Trust Indenture Amendment Resolution under the heading "Quarterly Reporting".

4.       Appointment of Auditors of the Trust

         The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

REPORT ON EXECUTIVE COMPENSATION

         The Human Resources and Compensation Committee's mandate is focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel and succession planning. The Committee, among its other responsibilities, makes recommendations to the Board on the compensation of the President and Chief Executive Officer and approves and reports to the Board on the compensation of other executive officers and staff of ARC.

         The Trust's compensation plan for all of its employees, including its executive officers continues to be comprised of three components: base salary, annual incentives and long-term incentives. In aggregate, these components are a part of a strategy designed to achieve the following:

    o to attract and provide incentives which encourages the performance and retention of highly skilled and qualified employees;

    o to align compensation with corporate performance and therefore unitholders' interest; and

    o to encourage retention of key people for the succession of senior management.

         The Trust is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees. The Trust participates in annual compensation surveys, conducted by independent consultants, of salary, benefits and other incentive programs of most major oil and gas companies in Canada. In addition, to ensure competitiveness, at various times the Trust has hired an independent compensation consulting firm to compare the various components of our compensation package to our peers.

         In 2004, the Board approved a change in the Trust's long-term incentive compensation. For the previous five years the long-term component of compensation had consisted of the granting of trust unit incentive rights to directors, officers and employees as described in this document under the heading "Trust Unit Rights Plan". After carefully reviewing the old plan, current trends in long-term incentives and giving consideration to how to improve the alignment of the Trust's employees and unitholders' interests, the Board approved the adoption of a new trust unit award incentive plan. Under the new plan, an award of a cash amount, or its equivalent in Trust Units purchased in the market, replaces the award of rights. The new plan is more fully described later in this document under the heading "Long Term Incentive Plan".

         The Trust maintains ownership guidelines for executive officers as a way of aligning executive and unitholder interests. The Chief Executive Officer is expected to own Trust Units representing three times annual base salary, while other executive officers are expected to own Trust Units representing two times base salary. In determining compliance with the guidelines, Exchangeable Shares are converted into Trust Units at the applicable exchange rate. For new officers, a time period of up to five years is provided to accumulate the required ownership. As of December 31, 2004 each executive was in compliance with the Trust Unit ownership guidelines.

         The Trust's compensation plan for its executive officers consists of the same three components as the compensation plans for all other employees of the Trust. Total compensation for the executive officers was reviewed by the Human Resources and Compensation Committee and compared to the total compensation of similar positions for executives of other large Canadian conventional oil and gas trusts and mid-sized oil and gas companies with a view to ensuring that such overall compensation packages are competitive. This information is provided through an independent service provider whose expertise lies within the oil and gas compensation review. Total cash compensation is targeted at or above the 75th percentile of the comparative group of oil and gas companies for executive officers, including the Chief Executive Officer, who are meeting or exceeding all of the performance expectations for their roles. The compensation of the Chief Executive Officer is based on a broad range of performance criteria including the sustained corporate, operational and financial performance of the Trust over time, achievement of strategic objectives, visionary leadership and social responsibility. Bonuses are earned based on individual and corporate performance. The Committee intends to revisit the level of bonus awards for 2004 in May, 2005 taking into account the comparative peer information for 2004 which is then available.

         The LTIP award granted to the Chief Executive Officer represents 110 per cent of base salary. 10 per cent of this award is issued in RTUs, which vest yearly, and the balance in PTUs, which vest three years after grant. The LTIP award granted to the Chief Financial Officer represents 90 per cent of base salary. The award is split with 20 per cent designated as RTUs and 80 per cent as PTUs. The balance of the executive officers received an award of 80 per cent of base salary with 35 per cent being issued as RTUs and 65 per cent issued as PTUs.

         The foregoing report is respectfully submitted to Unitholders by the Human Resources and Compensation Committee, which consists of the following members of the Board:

         John Stewart (Chair)
         Frederic Coles
         Mac Van Wielingen

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation information for the chief executive officer and each of the senior executive officers of ARC Resources (collectively, the "Named Executive Officers") for the periods indicated.

                                                                                              LONG-TERM
                                                ANNUAL COMPENSATION                         COMPENSATION
                                   ------------------------------------------------     -------------------
                                                                                          AWARDS     PAYOUT
                                                                                        ---------   -------
                                                                                        SECURITIES
                                                                             OTHER        UNDER
                                                                             ANNUAL       TRUST
                                                                            COMPEN-        UNIT       LTIP
                                                SALARY(1)      BONUS         SATION      INCENTIVE    PAY-       ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR           ($)          ($)        ($)(1)(2)       RIGHTS     OUTS(3)   COMPENSATION
---------------------------         ----        ---------     -------      ---------       ------     -------   ------------
John P. Dielwart                    2004        360,000       325,000        250,000            0      Nil          Nil
President and Chief                 2003        360,000       300,000        250,000      135,000
Executive Officer                   2002        345,000       300,000              0      120,000

Steven W. Sinclair                  2004        240,000       170,000        150,000            0      Nil          Nil
Vice-President, Finance and         2003        215,000       130,000        150,000       60,000
Chief Financial Officer             2002        207,500       140,000              0       60,000

Douglas J. Bonner                   2004        200,000       130,000        150,000            0      Nil          Nil
Vice-President, Engineering         2003        193,500       110,000        150,000       60,000
                                    2002        186,750       115,000              0       60,000

Myron M. Stadnyk                    2004        200,000       130,000        150,000            0      Nil          Nil
Vice-President, Operations          2003        193,500       110,000        150,000       60,000
and Land                            2002        186,750       115,000              0       60,000

Susan D.  Healy(4)                  2004        154,400       110,000        150,000            0      Nil          Nil
Vice-President,  Corporate          2003        172,000       100,000        150,000       60,000
Services                            2002        166,000       100,000              0       40,000

David P. Carey                      2004        190,000       120,000        150,000            0      Nil          Nil
Vice-President, Business            2003        172,000       100,000        150,000       60,000
Development                         2002        166,000       100,000              0       30,000

Notes:
(1) Amounts exclude the value of perquisites and other personal benefits received by the Named Executive Officers, which benefits were not greater than 10 per cent of the total salary and bonus for the period.
(2) Retention bonuses were payable by ARC Resources on August 28, 2002 as a result of the management internalization transaction.
(3)      There were no payments made under long-term incentive plans in 2004.
(4) Ms. Healy reduced her hours effective September 2004 to 0.64 full time equivalent, resulting in a pro-rata reduction in her salary.

LONG TERM INCENTIVE (LTIP) AWARDS

         The following sets forth information in respect of LTIP awards under ARC Resources' compensation plan as at December 31, 2004.

-------------------------------------------------------------------------------------------------------------------
                                                                 ESTIMATED FUTURE PAYOUTS UNDER NON SECURITIES
                                            PERIOD UNTIL                      PRICE BASED PLANS
                                           MATURATION OR    -------------------------------------------------------
      NAME                LTIP AWARD           PAYOUT            THRESHOLD (#)      TARGET (#) (2)  MAXIMUM (#) (3)
                                                                    (1)
-------------------------------------------------------------------------------------------------------------------
John P. Dielwart          23,400 PTU     866 April 15/05             -              40,599 PTU         46,800 PTU
                           2,600 RTU     867 April 15/06         2,600 RTU          2,600 RTU           2,600 RTU
                                         24,267 April 15/07
-------------------------------------------------------------------------------------------------------------------
Steven W. Sinclair        12,000 PTU     1,000 April 15/05           -              20,820 PTU         24,000 PTU
                           3,000 RTU     1,000 April 15/06       3,000 RTU          3,000 RTU           3,000 RTU
                                         13,000 April 15/07
-------------------------------------------------------------------------------------------------------------------
Douglas J. Bonner          6,500 PTU     1,166 April 15/05           -             11,277.5 PTU        13,000 PTU
                           3,500 RTU     1,167 April 15/06       3,500 RTU          3,500 RTU           3,500 RTU
                                         7,667 April 15/07
-------------------------------------------------------------------------------------------------------------------
Myron M. Stadnyk           6,500 PTU     1,166 April 15/05           -             11,277.5 PTU        13,000 PTU
                           3,500 RTU     1,167 April 15/06       3,500 RTU          3,500 RTU           3,500 RTU
                                         7,667 April 15/07
-------------------------------------------------------------------------------------------------------------------
Susan D. Healy             6,500 PTU     1,166 April 15/05           -             11,277.5 PTU        13,000 PTU
                           3,500 RTU     1,167 April 15/06       3,500 RTU          3,500 RTU           3,500 RTU
                                         7,667 April 15/07
-------------------------------------------------------------------------------------------------------------------
David P. Carey             6,500 PTU     1,166 April 15/05           -             11,277.5 PTU        13,000 PTU
                           3,500 RTU     1,167 April 15/06       3,500 RTU          3,500 RTU           3,500 RTU
                                         7,667 April 15/07
-------------------------------------------------------------------------------------------------------------------

Notes:
(1)      Threshold (#) is the minimum number of Units receivable.
(2) Target (#) is the amount payable if the specified performance target is reached. The numbers set forth above are based on financial data for only three-quarters of the first year of the LTIP and resulted in a
         1.73 multiplier for the PTU portion of the LTIP Awards.
(3)      Maximum (#) is the maximum number of Units payable.

Formula for Performance Trust Units: The calculation used for the performance multiplier is based on the percentile rank (of a selected peer group) for total return and other considerations.

Each Officer was granted Restricted Trust Units (RTU) and Performance Trust Units (PTU). For a further description of the Long Term Incentive Plan, please see the "LONG TERM INCENTIVE PLAN" below.

TRUST UNIT INCENTIVE RIGHTS GRANTED

The use of the Trust Unit Rights Incentive Plan was discontinued as of March 31, 2004 and no new rights were issued to the Named Executive Officers in 2004, nor will be issued in the future.

AGGREGATE TRUST UNIT INCENTIVE RIGHTS EXERCISED AND YEAR-END VALUES

         The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised Trust Unit Incentive Rights and the value of the in-the-money Trust Unit Incentive Rights at December 31, 2004.

           Aggregate Trust Unit Incentive Rights Exercised During The
                   Most Recently Completed Financial Year and
              Financial Year-end Trust Unit Incentive Rights Values

-----------------------------------------------------------------------------------------------------------------
                                                          UNEXERCISED TRUST UNIT          VALUE OF UNEXERCISED
                            SECURITIES     AGGREGATE          INCENTIVE RIGHTS            IN-THE-MONEY TRUST UNIT
                           ACQUIRED ON       VALUE               AT FY-END             INCENTIVE RIGHTS AT FY-END
                            EXERCISE       REALIZED                 (#)                            ($)
       NAME                   (#)            ($)        EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------
John P. Dielwart             115,000        546,700           85,000/130,000                 474,350/736,700
-----------------------------------------------------------------------------------------------------------------
Steven Sinclair              90,000         535,800            20,000/60,000                 116,600/339,200
-----------------------------------------------------------------------------------------------------------------
Doug Bonner                  30,000         142,644            60,000/60,000                 328,600/339,200
-----------------------------------------------------------------------------------------------------------------
Myron Stadnyk                70,000         231,980              0/60,000                       0/339,200
-----------------------------------------------------------------------------------------------------------------
Susan Healy                  10,000         93,700             70,667/53,333                 388,255/303,865
-----------------------------------------------------------------------------------------------------------------
David Carey                  50,000         245,100            50,000/50,000                 319,100/286,200
-----------------------------------------------------------------------------------------------------------------

         The value of the exercisable Trust Unit Incentive Rights (market value of Trust Units less exercise price) at December 31, 2004, was based upon the closing price of 17.90 for the Trust Units on December 31, 2004, being the last day of trading of the Trust Units in 2004, as quoted by the Toronto Stock Exchange and assumed that the Trust Unit Incentive Rights are exercised at their original exercise price.

REMUNERATION OF DIRECTORS

         The following table sets forth the aggregate retainer and attendance fees paid to and rights granted pursuant to the Trust Unit Incentive Plan of the Trust to each director during 2004.

------------------------------------------------------------------------------------------------------------------
                                           COMMITTEE                        BOARD
                          BASE RETAINER      CHAIR        COMMITTEE      ATTENDANCE      COMMITTEE      TOTAL FEES
                              FEE        RETAINER FEE    RETAINER FEE        FEE       ATTENDANCE FEE      PAID
------------------------------------------------------------------------------------------------------------------
Walt DeBoni                20,000            28,125        4,125           6,000         16,200          74,450
------------------------------------------------------------------------------------------------------------------
John Beddome               20,000                 -        6,000           8,400          8,400          42,800
------------------------------------------------------------------------------------------------------------------
Fred Coles                 20,000             6,875        3,000           8,400         15,900          54,175
------------------------------------------------------------------------------------------------------------------
Fred Dyment                20,000            10,000        3,000           8,400         11,100          52,500
------------------------------------------------------------------------------------------------------------------
Michael Kanovsky           20,000                 -        6,000           7,200          7,200          40,400
------------------------------------------------------------------------------------------------------------------
Mac Van Wielingen          20,000            75,000       10,875          10,500         21,900         138,275
------------------------------------------------------------------------------------------------------------------
John Stewart               20,000            23,750        6,000           8,400         24,000          82,150
------------------------------------------------------------------------------------------------------------------

In the fiscal year of the Trust ended December 31, 2004, a total of $484,750 (2003 - $507,050) in fees were paid to the directors of ARC Resources. Each of the directors also participates in the Long Term Incentive Plan under which no amount was paid for the fiscal year ended December 31, 2004. Mr. Van Wielingen was awarded 8,400 RTUs, Mr. DeBoni was awarded 4,800 RTUs and each other director was awarded 3,300 RTUs, which vest equally over three years and entitles such directors to cash compensation on the basis of the current market value of the Trust Units on the vesting date. The following table sets forth the aggregate Trust Unit Incentive Rights exercised by directors during the most recently completed financial year.

        -----------------------------------------------------
                                   SECURITIES      AGGREGATE
                                   ACQUIRED ON       VALUE
                                    EXERCISE       REALIZED
              NAME                     (#)            ($)
        -----------------------------------------------------
        Walt DeBoni                  35,083         185,455
        -----------------------------------------------------
        John Beddome                    -              -
        -----------------------------------------------------
        Fred Coles                   20,000         220,000
        -----------------------------------------------------
        Fred Dyment                  20,000         64,200
        -----------------------------------------------------
        Michael Kanovsky             60,000         645,600
        -----------------------------------------------------
        Mac Van Wielingen               -              -
        -----------------------------------------------------
        John Stewart                    -              -
        -----------------------------------------------------

        -----------------------------------------------------


TRUST UNIT RIGHTS INCENTIVE PLAN

         The trust unit rights incentive plan (the "Plan") as described below is being replaced by the Long Term Incentive Plan as defined and described under "Long Term Incentive Plan". No further rights were issued under the Plan after March 31, 2004 and the terms of any outstanding rights will remain unchanged.

         The Board of Directors of ARC Resources and Unitholders have approved the Plan for directors, officers, employees or consultants of ARC Resources which permits the granting of rights to purchase up to a maximum of 8,000,000 Trust Units. The number of rights and the exercise price thereof is set by the Board of Directors of ARC Resources at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. The holder of Rights is entitled to participate in distributions which exceed 10 per cent of the Trust's net Property, Plant and Equipment account on its balance sheet on an annualized basis. Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5 per cent of the Trust's net book Property, Plant and Equipment at the end of such calendar quarter result in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to ARC Resources at the time of exercise of the Right. The Incentive Plan is administered by the Board of Directors who may also vary the 2.5 per cent threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the Rights and extend the exercise period of any Rights to a period not exceeding ten years.

         The Trust issued 27,000 rights to employees during the first quarter of 2004 to purchase Trust Units.

         The following sets forth information in respect of securities authorized for issuance under ARC Resources' equity compensation plans as at December 31, 2004.

-------------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF SECURITIES
                                                                                           REMAINING AVAILABLE FOR
                                             NUMBER OF SECURITIES     WEIGHTED-AVERAGE      FUTURE ISSUANCE UNDER
                                              TO BE ISSUED UPON      EXERCISE PRICE OF       EQUITY COMPENSATION
                                                 EXERCISE OF            OUTSTANDING           PLANS (EXCLUDING
                                             OUTSTANDING OPTIONS,    OPTIONS, WARRANTS     SECURITIES REFLECTED IN
                                             WARRANTS AND RIGHTS         AND RIGHTS              COLUMN (A))
   PLAN CATEGORY                                     (A)                     (B)                     (C)
-------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by             3,009,000                $10.92                     0
securityholders
-------------------------------------------------------------------------------------------------------------------
Equity compensation plans not approved by             0                      0                        0
securityholders
-------------------------------------------------------------------------------------------------------------------
Total                                             3,009,000                $10.92                     0
-------------------------------------------------------------------------------------------------------------------

         A summary of the changes in rights outstanding under the Plan is as follows:

                                                                                                       WEIGHTED
                                                                                                        AVERAGE
                                                                                  NUMBER OF RIGHTS     EXERCISE
                                                                                     (THOUSANDS)         PRICE
                                                                                     -----------       --------
Balance, beginning of year                                                               4,869          $11.29
Rights granted                                                                              27          $15.42
Rights exercised                                                                        (1,751)         $10.57
Rights cancelled                                                                          (136)         $11.60
Balance before reduction of exercise price                                               3,009          $11.72
Reduction of exercise price                                                                  0          ($0.80)
                                                                                     -----------       --------
Balance, end of year                                                                     3,009          $10.92
                                                                                     ===========       ========

         A summary of the Plan by year of issuance as at December 31, 2004 is as follows:

                                                                  NUMBER OF        REMAINING
                        EXERCISE PRICE                             RIGHTS         CONTRACTUAL         NUMBER OF
                             AT              ADJUSTED           OUTSTANDING     LIFE OF RIGHT    RIGHTS EXERCISABLE
        YEAR             GRANT DATE        EXERCISE PRICE        (THOUSANDS)        (YEARS)          (THOUSANDS)
      -------            ----------        --------------        -----------        -------          -----------
        2000                 9.10                5.38                 41              0.33                 41
        2001                11.94                9.64                146              1.48                146
        2002                12.56               12.27                596              2.39                225
        2003                12.17               11.07              2,199              3.38                376
        2004                15.42               15.08                 27              4.23                  0
                         ----------        --------------        -----------        -------          -----------
       Total                12.23               10.92              3,009              3.05                788
                         ----------

LONG TERM INCENTIVE PLAN

         The board of directors (the "Board") of the Corporation has approved the adoption of a unit award incentive plan (the "Long Term Incentive Plan") of the Trust which authorizes the Trust to grant awards ("Unit Awards") of restricted Units ("RTUs" or "Restricted Awards") and performance Units ("PTUs or "Performance Awards") to directors, officers, employees and consultants ("Service Providers") of the Trust and its affiliates. Restricted Awards vest annually over a three-year period and, upon vesting, entitle the holder to receive an amount in cash equal to the aggregate current market value (based on the closing price of the Units on the TSX on the trading day immediately preceding the vesting date of the Units) of the number of Units subject to the Restricted Award. Performance Awards vest on the third anniversary of the date of grant and, upon vesting, entitle the holder to receive an amount in cash equal to the aggregate current market value (based on the preceding 10 day weighted average closing price of the Units on the TSX) of the number of Units subject to the Performance Award, which is dependent principally on the Total Unitholder Return (as defined in the Long Term Incentive Plan), among other considerations, relative to a peer comparison group of oil and gas income trusts and other companies. The Long Term Incentive Plan has been adopted by the Board to replace the Trust's existing Trust Unit Rights Incentive Plan.

         Each Restricted Award will entitle the holder to receive an amount in cash equal to the aggregate current market value of the number of Units designated in the Restricted Award and such Units will vest and the cash value will be delivered as to one-third on each of the first, second and third anniversary dates of the date of grant. Each Performance Award will entitle the holder to receive on the third anniversary of the date of grant an amount in cash equal to the aggregate current market value of the number of Units designated in the Performance Award multiplied by a Weighted Performance Multiplier (as defined in the Long Term Incentive Plan), which is based principally on the percentile rank of the Trust's Total Unitholder Return relative to returns on trust units or common shares of members of a selected peer comparison group over the term of the Performance Award. If the percentile rank is less than 25, the contribution of the performance measure to the weighted Performance Multiplier is zero and if the percentile rank is equal to or greater than 75, the contribution of the performance measure to the Weighted Performance Multiplier is two.

         Recipients of the Unit awards may direct the cash payout to a specified brokerage firm to purchase Trust Units on the market, on the recipients' behalf. The Trust has agreed to pay all of the commissions and brokerage fees associated with such purchased Trust Units.

         The Long Term Incentive Plan provides for cumulative increases to the cash or number of Units to be paid pursuant to the Unit Awards on each date that distributions are paid in respect of the Units by an amount equal to a fraction having as its numerator the amount of the distribution per Unit multiplied by the number of Units designated immediately prior to the distribution payment date and having as its denominator the fair market value of the Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Units on the TSX for the ten
(10) days on which the Units traded immediately preceding such date.

         In the event of a Change in Control of the Trust (as defined in the Long Term Incentive Plan), the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be paid immediately prior to the date upon which the Change of Control in completed. The Long Term Incentive Plan also provides for the vesting and/or termination of Unit Awards in the event of the cessation of employment or death of a holder.

         The cost of the Long Term Incentive Plan to the Trust will be expensed in the Trust's financial statements on an annual basis.

EMPLOYMENT CONTRACTS

         The President and Chief Executive Officer and the other Named Executive Officers of ARC Resources are subject to terms of employment which continue indefinitely and provides for payment of the executive's annual base salary and participation in certain of the benefits provided by ARC Resources. For information in relation to the salary, bonus and other benefits, see "Executive Compensation - Summary Compensation Table", "Executive Compensation - Long Term Incentive (LTIP) Awards" and "Executive Compensation - Aggregate Trust Unit Incentive Rights Exercised and Year-End Values". Prior to the management internalization process there were formal management contracts with the manager. On January 1, 2005, the President and Chief Executive Office and the other Named Executive Officers of ARC Resources entered into formal employment contracts which provided the continuation of benefits provided in the former contracts. Among other things, such benefits provided that employment may be terminated without cause upon payment of a termination payment equal to 24 months for the President and Chief Executive Officer and 18 months for each of the other Named Executive Officers, of the annual base salary as at the month immediately preceding the termination date and an amount equal to 1/24 of all bonuses awarded to the executive in the 24 month period ending with the month in which the executive most recently received a bonus, multiplied by the sum of 24 for the President and Chief Executive Officer, and, multiplied by 18 for each of the other Named Executive Officers, plus the number of months since the executive's most recent bonus and also provide for termination payments upon the occurrence of other events such as a change of control subject to certain conditions.

         Under the terms of the management internalization transaction on August 28, 2002, each executive was entitled to the payment of a retention bonus in the amount of $750,000 ($1,500,000 in the case of the President and Chief Executive Officer only), with bonus payable as to one-fifth on September 1 of each year starting in 2003 and ending in 2007, if the executive is still an employee of ARC Resources (or an affiliate thereof or of the Trust) at the applicable payment date, provided however that any amount of the retention bonus which has not been paid shall be paid in full in the event of a change of control (as defined in the applicable agreement) of the Trust or ARC Resources on or as soon as reasonably possible after the occurrence of the change of control. As at December 31, 2004, retention bonuses aggregating $3,000,000 remained payable to executives.

PERFORMANCE CHART

         The following graph illustrates changes from December 31, 1999 to December 31, 2004, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas E&P GICS Sub Industry Total Return Index and the S&P/TSX Capped Energy Trust Total Return Index, with all dividends and distributions reinvested.(1)

                                [GRAPHIC OMITTED]
                                  [LINE GRAPH]

--------------------------------------------------------------------------------------------------------------------
                                                                                                        ANNUALIZED
                                       1999/12    2000/12    2001/12    2002/12   2003/12     2004/12     RETURN
--------------------------------------------------------------------------------------------------------------------
ARC Energy Trust(1)                     100.0      156.6      204.1      227.7     324.7       441.3   34.5 per cent
--------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index(2)              100.0      106.2       91.4       78.4      97.7       109.9   1.9 per cent
--------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index Oil and Gas     100.0      147.0      151.8      176.3     211.9       298.0   24.4 per cent
E&P GICS sub Industry Total
Return(3)
--------------------------------------------------------------------------------------------------------------------
S&P/TSX Capped Energy Trust Total       100.0      152.9      171.8      204.6     299.5       390.9   31.3 per cent
Return Index
--------------------------------------------------------------------------------------------------------------------

Notes:
(1) The ARC Energy Trust Unitholder Return incorporates the actual cash distributions which represent a cumulative return of 34.5 per cent per annum to December 31, 2004 for an initial investment on December 31, 1999.
(2)      The S&P/TSX Composite Index was previously called the TSE 300 Index.
(3)      The TSX Oil and Gas Producers Index ceased in 2004.

CORPORATE GOVERNANCE

GENERAL

         In 1995, the Toronto Stock Exchange (the "TSX") adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

         Set out below is a description of the Trust's corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the Board of Directors of ARC Resources.

                                           THE TRUST'S
CORPORATE GOVERNANCE GUIDELINES             ALIGNMENT                        COMMENTARY
----------------------------------------- ------------ ------------------------------------------------------------
1.              The Board of Directors        Yes      The mandate of the Board of Directors of ARC Resources (the
                should explicitly                      "Board") expressly accepts responsibility for overseeing
                assume responsibility                  the operation of the business and supervising  management of
                for stewardship of the                 ARC Resources, the other subsidiaries of the Trust and the
                Company, including the                 Trust to the extent delegated to ARC Resources under the
                following matters:                     Trust Indenture. In general terms, the  Board, in
                                                       consultation with the chief executive officer of ARC
                                                       Resources (the "CEO"), defines the principal objectives of the Trust and monitors the management of the business and
                                                       affairs of the Trust with the goal of achieving the Trust's principal objectives.

                                                       The Board approves all significant decisions that effect the business prior to implementation and reviews the results.

        a.      adoption of a strategic       Yes      The Board has assumed responsibility for the adoption of a
                planning process                       strategic planning process through its review of forecasts and capital budgets from time to time, and approval of
                                                       strategic plans which take into account, among other things, the opportunities and risks of the business. This review is performed on an annual basis and also in connection with
                                                       material transactions undertaken by the Trust. At least one board meeting per year is devoted to discussing and
                                                       considering the strategic plan, which takes into account the risk and opportunities of the business.

        b.      identification of             Yes      The Board and the Audit Committee perform the functions of
                principal risks, and                   identification of the principal  risks of the business of
                implementing risk                      the  subsidiaries of the Trust; the implementation of
                management systems                     appropriate  systems to manage these risks and the review of the integrity of the internal controls and management
                                                       information systems of the subsidiaries of the Trust.
                                                       Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from the management and the
                                                       external auditors.

        c.      succession planning and       Yes      The Board is responsible for monitoring and reviewing the
                monitoring senior                      performance of the CEO and senior leadership team and for
                management                             ensuring adequate succession for their positions. The Human
                                                       Resources and Compensation Committee is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and operating effectively. The Human Resources and Compensation Committee and the board conducts an annual review of the performance of the CEO. Senior leadership team performance evaluations are undertaken annually, by the CEO. The Human Resources and
                                                       Compensation Committee in conjunction with the CEO and Human
                                                       Resources Manager of the Trust will continue to develop a
                                                       succession plan for senior management. The succession plan encompasses the identification of key roles and
                                                       responsibilities and the planned development of certain
                                                       individuals to fulfill those roles in the future. ARC
                                                       Resources encourages senior management and other employees to participate in professional and personal development
                                                       activities, courses and programs. The Board supports
                                                       management's commitment to training and developing all
                                                       employees.

                                           THE TRUST'S
CORPORATE GOVERNANCE GUIDELINES             ALIGNMENT                        COMMENTARY
----------------------------------------- ------------ ------------------------------------------------------------
        d.      communications policy         Yes      The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the
                                                       business, affairs and performance of the Trust in full
                                                       compliance with all applicable legal requirements and has
                                                       approved a formal disclosure policy for the Trust. The Board, directly or through the Audit Committee, approves major
                                                       compliance and communication documents, including financial statements and management's discussion and analysis included in annual and quarterly reports, financing documents and
                                                       other disclosure documents. The Audit Committee reviews
                                                       financial risk management issues and the procedures to ensure the accurate and timely reporting of the Trust's financial and operating results to Unitholders.

        e.      integrity of internal         Yes      The Board is specifically mandated to ensure processes are
                control and management                 in place to monitor and maintain the integrity of the
                information systems                    Trust's financial reporting, internal control and management information systems and performs this function through its regular board meetings and through the activities of the
                                                       Audit Committee in consultation with the management of ARC
                                                       Resources.

2.              Majority of directors         Yes      The Board is presently comprised of eight (8) members. The
                should be "unrelated",                 Board has determined after an analysis of all of the
                and how these                          relationships of the directors with the Trust, ARC Resources
                conclusions were reached               and other  subsidiaries  of the Trust  that seven (7) of its directors are "unrelated directors" within the meaning of the
                                                       TSX Report. Mr. Dielwart is the President and CEO of ARC
                                                       Resources and is therefore not unrelated. The remaining
                                                       unrelated directors comply with the definition in the TSX
                                                       Report which defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the
                                                       director's ability to act with a view to the best interests of the Trust, other than interests arising from holdings of
                                                       Trust Units. The Trust does not have a significant
                                                       Unitholder. For additional information about each director, see "Election of Directors of ARC Resources".

3.              Appoint a Committee

        a.      responsible for the           Yes      The Board Governance Committee's mandate explicitly includes
                nomination procedures                  nomination procedures and orientation of new members. The
                and orientation for new                Board Governance Committee is comprised solely of unrelated
                directors composed                     directors. The Committee is responsible for identifying and
                exclusively of outside                 recommending new nominees to fill vacancies on, or to add
                (i.e., non-management                  additional directors to, the Board as required.
                directors, the majority
                of whom are unrelated

4.              Implement a process for       Yes      The Board Governance Committee has adopted a process for the
                assessing the                          assessment and evaluation of the performance and contribution
                effectiveness of the                   of individual members of the Board and evaluates on an
                Board of Directors, its                ongoing basis the effectiveness of the Board and its
                committees and                         committees and reviews annually the nomination for directors
                individual directors                   for recommendation to the Board.

5.              Provide orientation and       Yes      The mandate of the Board Governance Committee specifically
                education programs for                 includes the development and periodic review of orientation
                new directors                          and education programs for new directors.

                                           THE TRUST'S
CORPORATE GOVERNANCE GUIDELINES             ALIGNMENT                        COMMENTARY
----------------------------------------- ------------ ------------------------------------------------------------
6.              Consider size of Board        Yes      The Board Governance Committee has determined that the
                of Directors, and                      present size of the Board is appropriate as it is large
                impact of the number on                enough to permit a diversity of views without being too large
                Board effectiveness                    to detract from the board's efficiency and effectiveness.

7.              Review compensation of        Yes      The Board Governance Committee reviews annually the form
                directors                              and amount of compensation to ensure that such compensation reflects the responsibilities and risks in being an effective director and changed the compensation in 2003. The Board
                                                       Governance Committee benchmarks Directors compensation
                                                       against compensation received by directors in similar
                                                       positions. There is a minimum requirement for members of the
                                                       Board to hold 10,000 Trust Units. For further information, see "Remuneration of Directors". The Board has set director compensation based upon recommendations from this committee.

8.              Committees should             Yes      All of the members of all Board Committees are unrelated
                generally be composed                  directors. For more information, see "Election of
                of outside directors                   Directors of ARC Resources".

9.              Appoint a committee           Yes      The Board Governance Committee assists the Board in matters
                responsible for the                    pertaining to the Trust's approach to governance issues, the
                Trust's approach to                    organization and composition of the Board, the organization
                corporate governance                   and conduct of Board meetings, and the effectiveness of the
                issues                                 Board in performing and fulfilling its responsibilities by reviewing its overall governance practices and recommending changes to these principles.

10a.            Define limits to
                management's
                responsibilities by
                developing mandates for:

        i.      the Board of Directors        Yes      The Board has developed and approved its mandate, which
                                                       includes a description of its major goals and duties.

        ii.     the Chief Executive           Yes      Annually the Human Resources and Compensation Committee and
                Officer                                the CEO define the main role of the position and identify
                                                       the key functions for the CEO to fulfill in the next year.

        b.      Board of Directors            Yes      The corporate objectives for which the CEO is responsible
                should approve the                     are reviewed by the Board of Directors on an annual basis.
                Chief Executive
                Officer's corporate
                objectives

11.             Establish structures          Yes      ARC Resources has an unrelated Chairman of the Board and an
                and procedures to                      unrelated Chairman of the Board Governance Committee. The
                enable the Board of                    Board has determined to meet quarterly without management
                Directors to function                  present in order to ensure the functioning of the Board is
                independently of                       independent of management. The committees of the Board meet
                management                             independently of management when warranted.


                                           THE TRUST'S
CORPORATE GOVERNANCE GUIDELINES             ALIGNMENT                        COMMENTARY
----------------------------------------- ------------ ------------------------------------------------------------
12a.            Ensure an Audit               Yes      The Board of Directors has established an audit committee
                Committee consisting of                comprised of four unrelated directors and has specifically
                non-management                         defined its roles and responsibilities in its mandate. The
                directors has a                        mandate of the Audit Committee specifies its objectives as
                specifically defined                   follows:
                mandate and direct
                communication channels                 o     to assist directors in meeting their responsibilities
                with external auditors                       (particularly for accountability) in respect of the
                                                             preparation and disclosure of the financial
                                                             statements of the Trust and related matters;
                                                       o     to provide better communication  between directors and
                                                             external parties;
                                                       o     to ensure the external auditor's independence;
                                                       o     to increase the credibility and objectivity of
                                                             financial reports; and
                                                       o     to strengthen the role of the outside directors by
                                                             facilitating in depth discussions between directors on
                                                             the Audit Committee, management and external auditors.

                                                       The Audit Committee's responsibilities include oversight of the nature and scope of the annual audit, to provide an
                                                       assessment of qualifications and experience of audit firms available to perform the Trust's annual audit, management's reporting on internal accounting standards and practices,
                                                       financial information and accounting systems and procedures, review of major financial reports, documents and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The Audit Committee has
                                                       regular access to the internal accounting management group and meets with the external auditors twice a year. The
                                                       mandate of the Audit Committee expressly requires the
                                                       approval by it of any non-audit assignments by the Trust to the external auditor.

13.             Ensures a Reserve Audit       Yes      The Board has established a Reserve Audit Committee comprised
                Committee has been                     of four unrelated directors. The Reserve Audit Committee's
                mandated and has direct                responsibilities include reviewing the annual evaluation
                communication with                     reports on the oil and gas reserves of the Trust's
                external oil and gas                   subsidiaries, periodically reviewing the qualifications,
                reserve evaluators                     experience and independence of the consulting engineering
                                                       firms reporting on the Trust's oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the Trust's subsidiaries who prepare such reports.

14.             Implement a system to         Yes      The Board has determined that any director, with the
                enable individual                      concurrence of the Board Governance Committee, can retain
                directors to engage                    an outside advisor at the expense of ARC Resources.
                outside advisors at the
                Company's expense


OTHER ACTIVITIES OF THE BOARD OF DIRECTORS OF ARC RESOURCES

         The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture which includes substantially all management matters related to the Trust or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time to time; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated certain matters to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of distributable income.

         The Board of Directors and its committees has access to senior management on a regular basis as Mr. Dielwart, the Chief Executive Officer, is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

         The Board of Directors and the Board Governance Committee have developed position descriptions for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board of Directors. The Board has determined that none of the directors who serve on its committees has a material relationship with ARC that could reasonably interfere with the exercise of a director's independent judgment. The Chairman of the Board is an independent director and, in conjunction with the Vice-Chairman, is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

         The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Board Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee, all of which are entirely comprised of unrelated directors.

OTHER MATTERS RELATING TO THE AUDIT COMMITTEE

         All of the members of the Audit Committee are independent and financially literate. For more information relating to the background of the Audit Committee members, see "Matters to be Acted Upon at the Meeting - Election of Directors of ARC".

         The Audit Committee pre-approves all non-audit services performed by the Trust's external auditor. The aggregate fees billed by the Trust's external auditor for audit services in 2004 was $235,000 and in 2003 was $433,700. In addition, there was $43,400 in 2004 and $25,100 in 2003 billed by the Trust's external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Trust's financial statements. The services for the fiscal year ended December 31, 2003 related to the management internalization transaction and the services for the fiscal year ended December 31, 2004 related to the French translation of certain publicly filed financial documents.

         The external auditor also billed $77,200 in 2004 and $74,000 in 2003 for tax compliance, tax advice and tax planning.

CODE OF BUSINESS CONDUCT AND ETHICS

         In 2004, ARC Resources revised and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Trust's assets, reporting of illegal or unethical behavior and other matters. Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting. The code specifically addresses standards of conduct for senior financial officers and requires a yearly affirmation of compliance. The code is available on the Trust's website at WWW.ARCRESOURCES.COM.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

         There is not, and has not been, any indebtedness outstanding from directors or senior officers of ARC Resources or directors or senior officers of the Manager or the Trustee to the Trust or ARC Resources in fiscal 2003 or 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

         There were no other material interests, direct or indirect, of directors or senior officers of ARC Resources or directors and senior officers of the Manager, nominees for director of ARC Resources, any Unitholder who beneficially owns more than 10 per cent of the Trust Units of the Trust (or any director or executive officer of any such Unitholder), or any known associate or affiliate of such persons, in any transaction during 2004 or in any proposed transaction which has materially affected or would materially affect the Trust or ARC Resources or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

         Management of ARC Resources is not aware of any material interest of any director, senior officer or nominee for director of ARC Resources, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

         Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust's annual audited comparative financial statements for the year ended December 31, 2004 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from the Trust at 2100, 440 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 (toll free number 1-888-272-4900).

OTHER MATTERS

         Management of ARC Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

         The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

                                  SCHEDULE "A"

                      TRUST INDENTURE AMENDMENT RESOLUTION


         BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.       The Trust Indenture be amended as follows:

         REDEMPTION OF TRUST UNITS

         (a) Section 1.1 of the Trust Indenture be amended by deleting the definition for "ARC Resources Notes" and replacing it with the following:

                  (c) "ARC Resources Notes" means promissory notes issued by ARC Resources in series pursuant to a note indenture in the principal amount of the Market Redemption Price or Appraised Redemption Price of the Trust Units to be redeemed in consideration for a portion of the Trust Royalty or other assets having a fair market value equal to such principal amount on the following terms and conditions:

                           (i) unsecured and bearing interest at 4.5 per cent per annum payable monthly in arrears on the 20th day of the next following month;

                           (ii) subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of ARC Resources or any subsidiary of ARC Resources or the Trust on any creditor proceedings such as bankruptcy, liquidation or insolvency; and

                           (iii) subject to earlier prepayment, being due and payable on the 20th anniversary of the date of issuance,

                  and subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the board of directors of ARC Resources;

         (b) Section 18.5 of the Trust Indenture be deleted and replaced with the following:

                  18.5 LIMITATION REGARDING CASH PAYMENT OF MARKET REDEMPTION PRICE

                  Section 18.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 18.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $100,000; provided that ARC Resources may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on or after the 10th day following, but in any event within 45 days of the end of, the calendar quarter in which the redemption request was received by the Trust distributing:

                  (a) ARC Resources Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; or

                  (b) a portion of some or all of the assets of the Trust having an aggregate fair market value equal in the opinion of the Board of ARC Resources to the aggregate Market Redemption price of the Trust Units tendered for redemption; or

                  (c) a Pro Rata Share of the assets of the Trust, net of any liabilities of the Trust,

                  in the discretion of the Board of ARC Resources and upon such distribution of ARC Resources Notes, portion or some or all of the assets of the Trust, or Pro Rata Share of assets of the Trust, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

         NON-RESIDENT HOLDERS

         (c) Section 3.8 of the Trust Indenture be deleted and replaced with the following:

                  3.8      NON-RESIDENT HOLDERS

                  It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the TAX ACT. Accordingly, it is intended that the Trust comply with the requirements under the TAX ACT for "unit trusts" and "mutual fund trusts" at all relevant times such that the Trust maintain the status of a unit trust and a mutual fund trust for purposes of the Tax Act. In this regard, the Trust, by or through ARC Resources on the Trust's behalf, may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or ARC Resources becomes aware that the activities of the Trust and ownership of the Trust Units by Non-Residents may threaten the status of the Trust under the TAX ACT as a "unit trust" or "mutual fund trust", the Trust, by or through ARC Resources on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of ARC Resources to maintain the status of the Trust as a unit trust and a mutual fund trust, including the imposition of restrictions on the issuance by the Trust, or the transfer by any Unitholder, of Trust Units to a Non-Resident. For the purposes of this Section, "Non-Residents" means non-residents of Canada and partnerships, other than Canadian partnerships, within the meaning of the TAX ACT.

         OFFER FOR UNITS

         (d)      By adding a new Section 11.11 as follows:

                  11.11    OFFER FOR UNITS

                  (a)      In this Section 11.11:

                           (i) "Dissenting Unitholder" means a Unitholder who does not accept an Offer referred to in Subsection (b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

                           (ii)     "Offer" means an offer to acquire
                                    outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20 per cent or more of all outstanding Trust Units;

                           (iii) "offer to acquire" includes an acceptance of an offer to sell;

                           (iv) "Offeror" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

                           (v)      "Offeror's Notice" means the notice
                                    described in Subsection (c); and

                           (vi)     "Offeror's Units" means Trust Units
                                    beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

                  (b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

                           (i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90 per cent of the outstanding Trust Units, other than the Offeror's Units;

                           (ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

                           (iii) the Offeror complies with Subsections (c) and (e);

                           the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

                  (c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection
                           (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

                           (i) Unitholders holding at least 90 per cent of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

                           (ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

                           (iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

                           (iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

                  (d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

                  (e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection (b).

                  (f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

                  (g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection (c), the Trustee, if the Offeror has complied with Subsection
                           (e), shall:

                           (i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

                           (ii) send to each Dissenting Unitholder who has complied with Subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 11.11; and

                           (iii) send to each Dissenting Unitholder who has not complied with Subsection (d) a notice stating that:

                                    (A)     his or her Trust Units have been
                                            transferred to the Offeror;

                                    (B)     the Trustee or some other person
                                            designated in such notice is holding
                                            in trust the consideration for such
                                            Trust Units; and

                                    (C)     the Trustee, or such other person,
                                            will send the consideration to such
                                            Dissenting Unitholder as soon as
                                            practicable after receiving such
                                            Dissenting Unitholder's Trust Unit
                                            Certificate(s) or such other
                                            documents as the Trustee, or such
                                            other person may require in lieu
                                            thereof;

                           and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

                  (h) An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

         QUARTERLY REPORTING

         (e) Section 16.2 of the Trust Indenture be deleted and replaced with the following:

                  16.2     QUARTERLY REPORTING TO UNITHOLDERS

                  The Trustee will mail unaudited quarterly financial statements for the Trust to Unitholders as may be required by and in accordance with applicable securities laws, as such laws may be amended from time to time. ARC Resources will review any forecast provided in any Offering Document and will provide any update as may be required from time to time by and in accordance with applicable securities laws as may be amended from time to time.

2. Subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by Unitholders.

3. The proper officers of ARC Resources Ltd. ("ARC Resources"), on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of ARC Resources may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.